TV AZTECA, S.A. DE C.V.
                                  CONVOCATORIA

                 ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Se convoca a los senores accionistas de TV Azteca, S.A. de C.V., para que asistan a la Asamblea General Extraordinaria de Accionistas de la Sociedad que se llevara a cabo a las once horas del dia 19 de diciembre de 2003, en las oficinas de la Sociedad ubicadas en Anillo Periferico Sur 4121, colonia Fuentes del Pedregal, en la Ciudad de Mexico, Distrito Federal, y en la que se discutiran los asuntos que se mencionan en el orden del dia que se transcribe a continuacion:


                                  ORDEN DEL DIA


I. Discusion, y en su caso, aprobacion de la propuesta de modificar los Estatutos Sociales de la Sociedad, para cumplir con las Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, publicadas en el Diario Oficial de la Federacion el 19 de marzo de 2003.

II. Discusion, y en su caso, aprobacion de la propuesta de escision de la Sociedad, discusion y aprobacion en su caso de estados financieros y balances de escision, y como consecuencia, reduccion del capital de la Sociedad y la constitucion de Unefon Holdings, S.A. de C.V. como sociedad escindida.

III. Ratificacion de las resoluciones adoptadas en la asamblea general de accionistas de la Sociedad de fecha 30 de abril de 2003.

IV.    Cualquier otro asunto relacionado con los anteriores.

V. Designacion de Delegados Especiales que formalicen los acuerdos adoptados en la Asamblea.

A partir de esta fecha y hasta la celebracion de la Asamblea, los accionistas tendran a su disposicion la informacion referente a los puntos del Orden del Dia, misma que podran consultar en dias y horas habiles en las oficinas de la Sociedad.

De conformidad con lo dispuesto en la clausula vigesima de los estatutos sociales, el libro de registro de acciones nominativas de la Sociedad se considerara cerrado el dia anterior a la fecha fijada para la celebracion de la Asamblea de Accionistas.

Para asistir a la Asamblea, los accionistas o sus representantes deberan exhibir la tarjeta de admision correspondiente, la que solo se expedira por el Secretario del Consejo de Administracion, a solicitud de los accionistas inscritos en el libro de registro de acciones nominativas de la Sociedad, solicitud que deberan presentar cuando menos veinticuatro horas antes de la hora senalada para la celebracion de la Asamblea. La solicitud antes indicada debera presentarse al Secretario del Consejo de Administracion conjuntamente con el deposito en la Secretaria de la Sociedad, de los certificados o constancias de deposito de valores que deberan presentarse en conjunto con los listados que expidan los depositantes que mantengan cuentas en la institucion para el deposito de valores que corresponda, o por una institucion de credito nacional o extranjera. Las acciones y demas documentos depositados en la Secretaria de la


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Sociedad  no se  devolveran  a los  accionistas  o sus  representantes,  sino al termino de la Asamblea y previa devolucion que estos ultimos hagan de las tarjetas de admision correspondientes.

Los accionistas podran ser representados por la persona o personas que ellos mismos designen, por mandatarios con poder general o especial suficiente que hayan sido otorgados de conformidad con las leyes aplicables, o bien bastando al efecto una carta poder otorgada en los terminos de los formularios elaborados por la Sociedad, firmada por el accionista ante dos testigos. Dicho formulario se encontrara a su disposicion en dias y horas habiles en las oficinas de la Sociedad o en las oficinas de Nacional Financiera S.N.C.

El suscrito firma la presente convocatoria en terminos de lo dispuesto por el primer parrafo de la clausula decimo novena de los estatutos sociales en vigor.



                     Mexico, D.F., a 2 de diciembre de 2003



                  _____________________________________________
                    Francisco Xavier Borrego Hinojosa Linage
                    Secretario del Consejo de Administracion
                             TV Azteca, S.A. de C.V.